Exhibit 99.1

Corporación América Airports S.A. Reports 1.4% YoY Increase in Total Passenger Traffic in July 2019

Passenger traffic up 8.5% YoY in Argentina and 16.2% in Armenia, partially offset by declines in Brazil, Italy and Uruguay

LUXEMBOURG--(BUSINESS WIRE)--August 15, 2019--Corporación América Airports S.A. (NYSE: CAAP), (“CAAP” or the “Company”) the largest private sector airport operator in the world by number of airports, reported today preliminary year-over-year passenger traffic growth of 1.4% in July 2019.

Passenger Traffic, Cargo Volume and Aircraft Movements Highlights
Statistics	Jul'19	Jul'18	% Var.	YTD’19	YTD’18	% Var
Domestic Passengers (thousands)	4,504	4,320	4.3%	27,165	25,128	8.1%
International Passengers (thousands)	2,617	2,600	0.6%	15,987	16,185	-1.2%
Transit Passengers (thousands)	783	876	-10.6%	4,981	5,198	-4.2%
Total Passengers (thousands)	7,904	7,795	1.4%	48,134	46,511	3.5%
Cargo Volume (thousand tons)	34.8	31.2	11.4%	244.2	227.9	7.1%
Total Aircraft Movements (thousands)	77.7	78.8	-1.4%	497.3	507.7	-2.1%

Passenger Traffic Overview

Total passenger traffic in July 2019 increased 1.4% YoY primarily reflecting growth of 8.5% in Argentina and 16.2% in Armenia, partially offset by declines in Brazil and Italy.

In Argentina, total passenger traffic increased 8.5% YoY, reflecting growth of 12.2% in domestic passengers as a result of the continued good performance of new routes by existing and new airlines introduced during 2018 and 2019, together with a mix-shift to domestic from international travel by local passengers. International passenger traffic declined 1.5%, still reflecting weak macro conditions in the country. Of note, passenger traffic at Bariloche Airport increased 19.2% driven by higher domestic and international traffic during the winter season, while traffic at Iguazú and Salta airports increased 33.4% and 27.3%, respectively, mainly reflecting the operation of low cost carriers. In addition, Norwegian Air Argentina announced a new domestic route to Jujuy, starting September, further enhancing connectivity in the country.

In Italy, passenger traffic declined 3.9% YoY, reflecting a drop of 6.4% in passenger traffic at Pisa Airport, mainly due to the reduction of operations by Pobeda, which suspended the route to Saint Petersburg and decreased frequencies to Moscow, coupled with a reduction of flights by Ryanair and British Airways. This was partially offset by growth of 1.8% at Florence Airport, reflecting additional flights to Madrid, Spain, by Iberia together with the good performance of SAS’s flight to Copenhagen introduced last April. Moreover, a new international flight to Dusseldorf, Germany, by Eurowings also contributed to the increase.

In Brazil, passenger traffic declined 11.5%, primarily reflecting the cessation of operations by a local airline. Domestic passengers declined 8.4% while international passengers increased 5.8% according to the new methodology introduced by ANAC. In addition, Gol announced additional domestic routes, from Brasilia airport to São José do Rio Preto, Araguaína and Barreiras, starting September 2019 in partnership with Passaredo, in line with its strategy to expand operations at Brasilia Airport. Moreover, Natal Airport will receive additional flights by Latam Airlines Brasil to São Paulo and Rio de Janeiro, starting in August, together with additional flights by Azul Airlines to Recife, starting next September.

In Uruguay, passenger traffic declined 5.8% YoY, reflecting the cancellation of Avianca Colombia’s daily route to Bogotá, Colombia, combined with a decline in flights to Aeroparque, Argentina, given the continued weak macro environment in that country. In addition, in July we faced more difficult comps as Winter Holidays this year started in June, while last year they started in July.

In Armenia, total passenger traffic increased 16.2%, benefiting from the addition of several new routes and frequencies during 2018 and 2019, further supported by additional flights added during the summer season.

In Ecuador, total passenger traffic increased 3.3%, mainly reflecting new flights by Jet Blue and Aeroméxico started earlier this year. However, Aeroméxico recently announced that it will discontinue this route starting October 2019. Traffic growth was also driven by the new route by Plus Ultra to Madrid, Spain, opened during July 2019. In addition, low-cost carrier Interjet announced a new route connecting Guayaquil Airport with Ciudad de México, México, to be started in October this year. Moreover, Jet Blue announced the opening of a direct route to New York, United States, operating from Guayaquil Airport, starting next December.

Cargo Volume and Aircraft Movements

Cargo volume increased 11.4% in July 2019, mainly as a result a 49.1% increase in Brazil, and further supported by growth across most other countries of operations, partially offset by an 8.9% decline in Ecuador.

Aircraft movements decreased 1.4% in July 2019, mainly as a result of declines of a 12.8% decline in Brazil.

Summary Passenger Traffic, Cargo Volume and Aircraft Movements
	Jul'19	Jul'18	% Var.	YTD’19	YTD’18	% Var
Passenger Traffic (thousands)
Argentina	3,998	3,683	8.5%	24,872	22,757	9.3%
Italy	888	925	-3.9%	4,667	4,682	-0.3%
Brazil	1,744	1,971	-11.5%	10,997	11,686	-5.9%
Uruguay	175	186	-5.8%	1,317	1,381	-4.6%
Ecuador	405	392	3.3%	2,635	2,523	4.5%
Armenia	372	320	16.2%	1,692	1,526	10.9%
Peru	322	318	1.1%	1,953	1,957	-0.2%
TOTAL	7,904	7,795	1.4%	48,134	46,511	3.5%

Cargo Volume (tons)
Argentina	18,356	17,452	5.2%	129,199	134,495	-3.9%
Italy	1,159	1,088	6.5%	7,667	6,774	13.2%
Brazil	8,302	5,567	49.1%	55,682	35,348	57.5%
Uruguay	2,000	1,937	3.3%	14,943	15,488	-3.5%
Ecuador	2,962	3,250	-8.9%	24,112	23,783	1.4%
Armenia	1,539	1,498	2.7%	9,833	9,297	5.8%
Peru	438	406	7.8%	2,799	2,764	1.3%
TOTAL	34,755	31,199	11.4%	244,234	227,949	7.1%

Aircraft Movements
Argentina	40,108	38,828	3.3%	262,035	258,165	1.5%
Italy	8,608	8,652	-0.5%	45,204	44,582	1.4%
Brazil	14,309	16,411	-12.8%	92,684	107,567	-13.8%
Uruguay	2,136	2,439	-12.4%	17,987	20,509	-12.3%
Ecuador	6,739	6,954	-3.1%	47,679	44,994	6.0%
Armenia	3,040	2,431	25.1%	14,415	13,382	7.7%
Peru	2,736	3,083	-11.3%	17,271	18,525	-6.8%
TOTAL	77,676	78,798	-1.4%	497,275	507,724	-2.1%

To obtain the full text of this press release, please click on the following link: http://investors.corporacionamericaairports.com

About Corporación América Airports

Corporación América Airports acquires, develops and operates airport concessions. The Company is the largest private airport operator in the world by the number of airports and the tenth largest based on passenger traffic. Currently, the Company operates 52 airports in 7 countries across Latin America and Europe (Argentina, Brazil, Uruguay, Peru, Ecuador, Armenia and Italy). In 2018, Corporación América Airports served 81.3 million passengers. The Company is listed on the New York Stock Exchange where it trades under the ticker “CAAP”. For more information, visit http://investors.corporacionamericaairports.com.

Contacts

Investor Relations Contact
Gimena Albanesi
Email: gimena.albanesi@caairports.com
Phone: +5411 4852-6411